March 11, 2025

Amir Reichman
Chief Executive Officer
Scinai Immunotherapeutics Ltd.
Jerusalem BioPark, 2nd Floor
Hadassah Ein Kerem Campus
Jerusalem, Israel

       Re: Scinai Immunotherapeutics Ltd.
           Registration Statement on Form F-1
           Filed March 4, 2025
           File No. 333-285547
Dear Amir Reichman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Perry Wildes, Esq.